

News Release – February 28, 2007

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: February 28, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On February 27, 2007, Jan A Vestrum, President and Chief Executive Officer of Crew has closed a forward position of 900,000 shares in Crew at NOK 13.38 and a forward contract of 1.1 millions shares at 13.48.

In total, Jan Vestrum has sold 2.2 million shares in Crew at NOK 14.93 due to capital needs in connection with private real estate investments.

Mr Vestrum`s total exposure is 11,199,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO